DCN 21005101

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-66837 |

SEC date 6-1-21

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 4/1/2020 (MM/DD/YY) AND ENDING 3/31/2021 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Global Leisure Partners, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

115 Park Street, 3rd Floor
(No. and Street)

London (City) UK (State) W1K 7AP (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark Harms 917-859-2160
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RSM US LLP
(Name – *if individual, state last, first, middle name*)

225 Asylum Street, Suite 2300 (Address) Hartford (City) CT (State) 06103 (Zip Code)

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

## OATH OR AFFIRMATION

I, Mark Harms, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Global Leisure Partners, LLC, as of March 31, 2021, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

JESSALYN MACOMBER
MY COMMISSION # GG 946033
EXPIRES: August 8, 2022
Bonded Thru Notary Public Underwriters

NOTARY PUBLIC STATE OF FLORIDA

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

## Contents

RSM US LLP

## Report of Independent Registered Public Accounting Firm

Member of Global Leisure Partners, LLC

**Opinion on the Financial Statement**

We have audited the accompanying statement of financial condition of Global Leisure Partners, LLC (the Company) as of March 31, 2021, and the related notes to the financial statement (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of March 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2009.

RSM US LLP

Hartford, Connecticut
May 27, 2021

**Global Leisure Partners, LLC**

**Statement of Financial Condition**
**March 31, 2021**

| | | |
|---|---|---|
| **Assets** | | |
| Cash | $ | 178,490 |
| Prepaid expenses | | 9,897 |
| Deposits | | 2,616 |
| Advance to Parent (Note 3) | | 1,636,357 |
| **Total assets** | $ | 1,827,360 |
| | | |
| **Liabilities and Member's Equity** | | |
| Accounts payable and accrued expenses | | 53,905 |
| Due to related party (Note 3) | | 41,739 |
| **Total liabilities** | | 95,644 |
| | | |
| Member's equity (Note 4) | | 1,731,716 |
| **Total liabilities and member's equity** | $ | 1,827,360 |

See Notes to Financial Statements

## Note 1. Organization and Business

Global Leisure Partners, LLC (the "Company" or "LLC"), a Delaware limited liability company, is registered as a broker dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is wholly-owned by Global Leisure Partners, LLP (the "Parent"), a United Kingdom-based limited liability partnership. The Company engages in the private placement of securities and also provides investment banking, financial advisory services, and mergers and acquisition advice, principally in the leisure industries.

## Note 2. Summary of Significant Accounting Policies

Basis of accounting: The accompanying statement of financial condition has been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (GAAP).

Use of estimates: The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Going Concern: The Company has had recurring losses and had negative cash flows from operations during the current year. The Company has prepared the financial statements on the going concern basis, which the Company believes to be appropriate. The Company has the support of the Parent and the Company believes it has sufficient cash and support to meet the funding requirements over the next 12 months following the date of the issuance of these financial statements.

Cash and cash equivalents: Demand deposits with banks and other highly liquid investments with original maturities of three months or less when acquired are considered to be cash and cash equivalents. The Company considers amounts held in money market funds at financial institutions to be cash equivalents. As of March 31, 2021, the Company held no cash equivalents.

Concentration of credit risk: The Company maintains its cash balances and temporary cash investments in accounts, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes there is little exposure to any significant credit risk.

Accounts Receivable and Allowance for Doubtful Accounts: Management reviews accounts receivable to determine if any receivables will potentially be uncollectable. At March 31, 2021, there were no accounts receivable and therefore no allowance for doubtful accounts is necessary at March 31, 2021.

Income taxes: The Parent, as the sole member of the LLC, is taxed on the Company's Federal and state taxable income. Accordingly, no provision or liability for Federal or state income taxes has been included in the accompanying statement of financial condition.

COVID 19: The novel strain of coronavirus, specifically identified as "COVID-19", has resulted in governments worldwide enacting emergency measures to combat the spread of the virus. These measures, which include the implementation of travel bans, self-imposed quarantine periods and social distancing, have caused material disruption to businesses globally resulting in an economic slowdown. Global equity markets have experienced significant volatility and weakness. The ultimate economic fallout from the pandemic and the long-term impact on economies, markets, industries and individual companies are not known. The extent of the impact to the financial performance and the operations of the Company will depend on future developments which are highly uncertain and cannot be predicted.

<u>Recent Accounting Pronouncements</u>: In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments ("ASU 2016-13"), which amends several aspects of the measurement of credit losses on financial instruments, including replacing the existing incurred credit loss model and other models with the Current Expected Credit Losses ("CECL") model and amending certain aspects of accounting for purchased financial assets with deterioration in credit quality since origination. The Company adopted this ASU on April 1, 2020 and it did not have a material impact to the Company's financial condition, results of operations, or cash flows.

## Note 3. Related Party Transactions

Advance to Parent in the amount of $1,636,357 represents advances made under an agreement between the Parent and the Company. The Advance to Parent is reduced by the allocation of expenses.

The Company and a related party entered into an expense sharing agreement. Under this arrangement, the related party reimburses the Company for certain operating expenses, including professional expenses and administrative services. On January 5, 2021, the related party paid $130,000 to the Company to be used for future expenses reimbursements. As of March 31, 2021, the Company had a Due to related party of $41,739.

## Note 4. Net Capital Requirements

The Company is subject to the Uniform Net Capital requirements of the Securities and Exchange Commission under Rule 15c3-1. Under such, the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash distributions paid if the resulting net capital would exceed 10 to 1. At March 31, 2021, the Company had net capital of $82,844 which was $76,468 in excess of its required net capital of $6,376. The Company's ratio of aggregate indebtedness to net capital was 1.15 to 1.

## Note 5. Income Taxes

The FASB provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit and receivable or tax expense and liability in the current year on the tax returns of the individual members. For the year ended March 31, 2021, management has determined that there are no material uncertain income tax positions.

## Note 6. Lease Commitment

The operating lease for office space which expired on June 30, 2020 was not renewed.

## Note 7. Subsequent Events

The Company has evaluated subsequent events through the date the financial statements were issued on May 27, 2021, and determined there have not been any events that have occurred that would require adjustments to or disclosures in the statement of financial condition.